SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
POSSIS MEDICAL, INC.
(Name of subject company (Issuer))
PHOENIX ACQUISITION CORP.
a wholly-owned subsidiary of
MEDRAD, INC.
an indirect, wholly-owned subsidiary of
BAYER AKTIENGESELLSCHAFT
(Names of Filing Persons (Offerors))

Common Stock, $.40 par value per share	737407106
(Title of classes of securities)	(CUSIP number of common stock)
Robert Lucas
General Counsel
MEDRAD, Inc.
100 Global View Drive
Warrendale, Pennsylvania 15086
(724) 940-6800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copies to:
Christopher Carson
Paul De Rosa
Cohen & Grigsby, P.C.
11 Stanwix Street
Pittsburgh, Pennsylvania 15222-1319
(412) 297-4900
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$362,167,937	$14,234
(1)	Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was calculated by multiplying the tender offer price of $19.50 per share by the number of shares of common stock, par value $.40 per share, of Possis Medical, Inc. (“Shares”) outstanding on a fully-diluted basis to be acquired in the tender offer as of February 8, 2008, based upon representations by Possis Medical, Inc. in the Agreement and Plan of Merger dated as of February 11, 2008, as amended by Amendment No. 1, dated February 20, 2008 (as amended, the “Merger Agreement”), among Possis Medical, Inc., MEDRAD, Inc. and Phoenix Acquisition Corp., consisting of (a) 17,034,157 shares issued and outstanding and (b) 3,542,134 shares subject to outstanding company stock options with a weighted average exercise price of approximately $11.03.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction valuation by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
     The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     The name of the subject company is Possis Medical, Inc., a Minnesota corporation (the “Company”). The Company’s principal executive offices are located at 9055 Evergreen Boulevard NW, Minneapolis, MN 55433-8003. The Company’s telephone number is (763) 780-4555.
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Phoenix Acquisition Corp., a Minnesota corporation (“Purchaser”), which is a wholly-owned subsidiary of MEDRAD, Inc., a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Bayer Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany (“Bayer AG”), for all outstanding shares of common stock, $.40 par value per share, and the associated junior participating preferred stock purchase rights (together, the “Shares”), of the Company at a purchase price of $19.50 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
     The information set forth in Sections 6 and 14 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” and “Dividends and Distributions,” respectively, is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Parent and Bayer AG” and Annex I to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the “Summary Term Sheet,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Parent and Bayer AG,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.
Item 6. Purpose of This Transaction and Plans or Proposals.
     The information set forth in the “Summary Term Sheet,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Possible Effects of Offer on the Market for Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Company.
     The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Parent and Bayer AG” is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
     (a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Parent and Bayer AG,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.
     (a)(2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Conditions to the Offer” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.
     (a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Possible Effects of Offer on the Market for Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.
     (a)(5) The information set forth in Sections 16 and 19 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” and “Miscellaneous,” respectively, is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated February 25, 2008.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Form of Summary Advertisement as published on February 25, 2008 in The Wall Street Journal.
(a)(5)(i)	Press Release issued by Parent and the Company on February 11, 2008.(1)
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2008, by and among MEDRAD, Inc., Phoenix Acquisition Corp. and Possis Medical, Inc. (the “Agreement and Plan of Merger”).(2)
(d)(2)	Amendment No.1, dated February 20, 2008, to the Agreement and Plan of Merger.(3)
(d)(3)	Form of Tender and Support Agreement entered into between Parent and each of the directors and executive officers of Possis Medical, Inc. on February 11, 2008.(2)
(d)(4)	Employment Agreement, dated as of February 10, 2008, by and between the Company and Robert G. Dutcher. (2)
(d)(5)	Employment Agreement, dated as of February 19, 2008, by and between the Company and Jules Fisher.(3)
(d)(6)	Employment Agreement, dated as of February 19, 2008, by and between the Company and Irving Colacci.(3).
(d)(7)	Employment and Severance Agreement, dated as of February 19, 2008, by and between the Company and James D. Gustafson.(3)
(d)(8)	Employment and Severance Agreement, dated as of February 19, 2008, by and between the Company and Shawn F. McCarrey.(3)
(d)(9)	Employment and Severance Agreement, dated as of February 19, 2008, by and between the Company and John Riles.(3)
(d)(10)	Employment and Severance Agreement, dated as of February 19, 2008, by and between the Company and Robert J. Scott.(3)
(d)(11)	Mutual Confidentiality Agreement, dated as of October 12, 2007, by and between Parent and the Company.(3)
(g)	None.
(h)	None.
(1)	Incorporated by reference to the Schedule TO-C filed by Phoenix Acquisition Corp., MEDRAD, Inc. and Bayer AG on February 11, 2008.
(2)	Incorporated by reference to Form 8-K filed by Possis Medical, Inc. on February 11, 2008.
(3)	Incorporated by reference to Schedule 14D-9 filed by Possis Medical, Inc. on February 25, 2008.
Item 13. Information Required by Schedule 13 E-3.
     Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHOENIX ACQUISITION CORP.

By:	/s/ John P. Friel

Name: John P. Friel
Title: President and Chief Executive Officer

MEDRAD, INC.

By:	/s/ John P. Friel

Name: John P. Friel
Title: President and Chief Executive Officer

BAYER AKTIENGESELLSCHAFT

By:	/s/ Stephan Semrau

Name: Dr. Stephan Semrau
Title: Authorized Representative

By:	/s/ A. Bey

Name: Dr. Alexander Bey
Title: Authorized Representative
Dated February 25, 2008

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 25, 2008.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Form of Summary Advertisement as published on February 22, 2008 in The Wall Street Journal.
(a)(5)(i)	Press Release issued by Parent and the Company on February 11, 2008.(1)
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2008, by and among MEDRAD, Inc., Phoenix Acquisition Corp. and Possis Medical, Inc. (the “Agreement and Plan of Merger”).(2)
(d)(2)	Amendment No.1, dated February 20, 2008, to the Agreement and Plan of Merger.(3)
(d)(3)	Form of Tender and Support Agreement entered into between Parent and each of the directors and executive officers of Possis Medical, Inc. on February 11, 2008.(2)
(d)(4)	Employment Agreement, dated as of February 10, 2008, by and between the Company and Robert G. Dutcher. (2)
(d)(5)	Employment Agreement, dated as of February 19, 2008, by and between the Company and Jules Fisher.(3)
(d)(6)	Employment Agreement, dated as of February 19, 2008, by and between the Company and Irving Colacci.(3).
(d)(7)	Employment and Severance Agreement, dated as of February 19, 2008, by and between the Company and James D. Gustafson.(3)
(d)(8)	Employment and Severance Agreement, dated as of February 19, 2008, by and between the Company and Shawn F. McCarrey.(3)
(d)(9)	Employment and Severance Agreement, dated as of February 19, 2008, by and between the Company and John Riles.(3)
(d)(10)	Employment and Severance Agreement, dated as of February 19, 2008, by and between the Company and Robert J. Scott.(3)
(d)(11)	Mutual Confidentiality Agreement, dated as of October 12, 2007, by and between Parent and the Company.(3)
(g)	None.
(h)	None.
(1)	Incorporated by reference to the Schedule TO-C filed by Phoenix Acquisition Corp., MEDRAD, Inc. and Bayer AG on February 11, 2008.
(2)	Incorporated by reference to Form 8-K filed by Possis Medical, Inc. on February 11, 2008.
(3)	Incorporated by reference to Schedule 14D-9 filed by Possis Medical, Inc. on February 25, 2008.